Exhibit 99.2 Allego, a leading European public EV fast-charging network Enabling green electric mobility First Quarter 2023 Earnings Presentation

Disclaimer. Forward Looking Statements All statements other than statements of historical facts contained in this presentation are forward-looking statements. Allego N.V. (“Allego”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) data security breaches or other network outage; (xiv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xv) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xvi) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine conflict or increased trade restrictions between the United States, Russia, China and other countries; and (xviii) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this presentation. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. INDUSTRY AND MARKET DATA Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Allego has not independently verified the information and makes no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Allego, which is derived from its review of internal sources as well as the independent sources described above. This presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your investment with Allego. FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES Some of the financial information and data contained in this presentation, such as EBITDA, Operational EBITDA and free cash flow, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization, (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts and transaction costs and (iii) free cash flow as net cash flow from operating activities less capital expenditures. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results and reconciliations to the most directly comparable IFRS measure are provided in the Appendix to this presentation . TRADEMARKS AND TRADE NAMES Allego owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Allego or an endorsement or sponsorship by or of Allego. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Allego will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names. 2

Overview & Key Highlights Mathieu Bonnet, CEO 3

Business Model Overview

Own & Operate



- Build, own, and operate ultra-fast and fast-charging sites
- Operator of one of the largest pan-European public EV charging networks

Owned Public Charging Ports Breakdown [1,2]

AC	Fast	Ultra-Fast
23,195	631	938

Allamo™ & Allego EV Cloud™ Proprietary Software Platforms


Uptime and Performance Report


143
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- Allamo™ software identifies premium charging sites and forecasts demand using external traffic statistics
- Proprietary software allows compatibility and an optimized user experience for all EV drivers
- Allego EV Cloud™ provides software solutions for EV charging owners, including payments, and achieving high uptime

High Value Services Offering



- Attractive, high-margin third-party service contracts
- Services include site design and technical layout, authorization and billing, and operations and maintenance

Third-Party Public Charging Ports Breakdown[1]

AC	Fast	Ultra-Fast
3,359	439	694

Allego's proprietary energy platform sources green energy from multiple suppliers and directly from renewable assets, enabling:

- Flexibility to choose optimal sourcing for our charging stations
- Ability to secure long-term PPA with renewable
- Long-term sustainable price for its charging
- Reduced volatility from energy market

Source: Company information as of April 30, 2023.
1. Charging ports are defined as the number of sockets on a charger that is simultaneously accessible for charging
2. Only includes public chargers.

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First Quarter 2023 Highlights

FINANCIAL HIGHLIGHTS (UNAUDITED)

- Revenue of €38.8 million (+27.4% y-o-y)
  - Charging revenue rose 167% y-o-y, benefitting from improvements in utilization rate, an increase in number of chargers, as well as price increases
  - Service revenue declined 45.4% y-o-y driven by a decrease in anticipated Carrefour and Mega-E revenues compared to prior year.
- Total energy sold increased to 49 GWh, 54% growth from the prior-year period.
- First quarter 2023 average utilization rate[1] jumped to 13.1%, an 70% improvement over the prior-year period.
- First quarter 2023 total number of charging sessions increased 23% to 2.6 million over the prior year period.
- First quarter 2023 net loss was €(13.2) million, vs. €(350.1) million in the period one year ago; Operational EBITDA was €8.9 million vs. €1.5 million.

Key Highlights

- Partnered with porta Group to install a total of 1,500 charging points at 123 porta Group locations, all of which are expected to be operational by the end of 2024. The charging stations will offer both fast (50 kW) and ultra-fast (150 kW) charging points.
- Deployed 107 ultra-fast EV charging stations in France in less than 12 months, with a charging capacity ranging from 22kW to 300kW. Allego's stations located throughout France have offset the equivalent of 2,000 tons of CO^2 emissions since its opening.
- Technology stack recognized as best in class, with recent updates improving competitive position, drives sustained growth in utilization rates.
- Secured 160 GWh of renewable PPAs in main markets to minimize impact of energy price volatility on input cost base and maximize gross margin

Source: Company information. Financial Information is unaudited.

1. Utilization rate, a key performance measure, is defined as the number of charging sessions per charger per day divided by a maximum number of charging sessions per day of 50 (for the ultra-fast charging pole). Inclusive of Mega-E.
2. As of March 31, 2023

Allego

5

Allego Energy Management

All Systems on go. With Allego

Allego has developed a comprehensive energy platform that enables:

Sourcing its own electricity to its chargers in the main European countries where it operates

Trading electricity on power exchanges automatically, based on the forecasts of the charger's consumption

Directly connecting renewable assets in order to supply power directly

Enabling renewable forecasts to supply remaining power if needed

Developing ancillary services for grid operators as reserves of capacity; new revenue source

Allego can:

- **Determine the most efficient way to supply its chargers** in terms of **price** and **sustainability,** i.e., green energy
- **Secure long-term Power Purchase Agreement (PPA)** with renewable producers (typically a 10-year contract) to **lower its supply costs** and **secure long-term green energy**
- **Provide sustainable and stable energy** to its EV drivers and **enable the development of assets** by providing **long-term off-take to renewable developers**
- **Mitigate price volatility and increase** thanks to the majority of Allego energy being supplied by long-term PPA from 2023 on-ward
- **Secure and enhance its margin** through very attractive long-term energy price on **technology and deep knowledge** of the energy markets

New Opportunities

- Signed **first PPA with a major European independent renewable power producer in Germany.** Objective to reach **80%** of energy supply through such contracts
- **Additional PPAs signed in 2023 for a total volume of more than 160 GWh**
- The multinational **increase in demand for Allego chargers** will increase business opportunities and solidify the company's leading position in Europe's energy transition

Allego

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Partnership with porta Group to roll out 123 charging hubs An important partnership to bring fast and ultrafast charging to customers • Installation of a total of 1,500 fast and ultrafast charging points at 123 porta Group locations representing more 1 than 10% of all fast and ultrafast charging points in Germany • Different power levels are offered from fast to ultrafast charging to cater for the different user needs • Long term partnership Roll out is in full swing • First locations are operational • Approximately 40 locations expected to be operational in 2023 • Remaining locations expected to follow in 2024 • Upgrade of power levels possible at certain chargers Benefits of the partnership for EV drivers • Mutual interest to offer best value to customers by offering different power levels • Very attractive locations for long distance traffic but also local demand • Amenities like restaurant and toilets can be used by EV drivers at the locations • 100% green energy to support porta’s sustainability goals 1. BNEF Data end of 2022 7

Strong Revenue Visibility from Secured Backlog and Pipeline



- Operational
- Secured expansion
- Future expansion plans

Total Allego Owned Fast and Ultra-Fast Charging Ports[1]

	Existing Presence	Secured Backlog	Pipeline
	~1,000 Sites	~1,300 Sites	1,000 Additional Sites
# of ports	1,569	11,969 (10,400)	17,969 (6,000)
	Public fast charging ports in operation	10- to 15-year leases or MOUs have been signed for premium sites	Additional premium sites identified
	Utilization trend validated	*Exclusivity secured*	*Exclusivity in discussion*

First quarter backlog increased 83% y-o-y

Allego›

Source: Company Information, Data as of April 30, 2023
1. Reflects the exercise of Mega-E purchase option.

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Financials Ton Louwers, CFO 9

Significant Growth Buoyed by Strong Fundamentals



Revenue
(in €mm)
Charging
Services
€ 60
€ 40
€ 20
€ 0
€ 20.0
€ 10.4
€ 10.9
€ 27.8
1Q22
1Q23



Operational EBITDA
(in €mm)
€ 20
€ 0
€ 1.5
€ 8.9
1Q22
1Q23

01

First Quarter Revenue of €39 million

- Revenue of €38.8 million (+27% y-o-y)
  - Charging revenue increased 167% y-o-y, benefitting from improvements across all key measures
  - First quarter services revenue decreased, driven primarily by the Carrefour and Mega-E projects, which were second half of 2022 weighted

02

First quarter 2023 Operational EBITDA of €8.9 million

- Increased Operational EBITDA was driven by leverage on sales due to increased charging revenue
- Allego has begun implementing PPAs to offset the higher costs to drive margin expansion effective January 1, 2023

03

Continued momentum and secured backlog provide strong forward visibility

Source: Company information.

Allego

10

Increasing Demand and Charging Sessions Increasing with Elevated Visibility Higher Density of EVs 1 • Allego’s network handled 2.6 million total charging sessions in the first quarter 2023 through its EV Cloud Total Number of Charging Sessions platform (+33%) as compared to the same period in 9.2 (in mm) 2.6 2022 2.1 6.1 • Allego’s network continues to experience strong 3.7 customer loyalty with an approximately 81% recurring 3.0 3 rate in 1Q2023 2019 2020 2021 2022 1Q22 1Q23 2 User Track Record on Allego’s Network Development of Smart Charging Capacity (in % recurring users) provides opportunities for ancillary services 82% 81% 80% 80% 79% • Connect to renewal sources to supply “green energy” to its chargers • Develop ancillary services for grid operators as reserve capacity • Allow selling excess capacity in the open market 2020 2021 2022 1Q22 1Q23 Source: Company information. 1. Total number of charging sessions for both company-owned and third-party sites 2. All customer data is tracked through the ID cards/tokens used on Allego’s network and required for invoicing 11

First Quarter 2023 Operating Robust Growth in Charging Revenue Metrics Reflect Market Inflection • Total energy sold during the quarter was nearly 50GWh, an increase of 54%, and was 100% green Increase in Total Energy Sold (in GWh) • Energy sold per charging session showed robust growth 49.4 154.6 from the availability of a greater number of vehicles with larger batteries 32.1 82.8 48.0 1Q22 1Q23 2020 2021 2022 Utilization Showing Continued Acceleration Average Utilization Rate Increase 1 • Utilization rate jumped to 13.1% in 1Q2023 from 7.7% in the same period in 2022 13.1% 10.4% 5.9% • Continue to see strong penetration of electric vehicles in 3.5% 7.7% Europe, underpinning our growth expectations 1Q22 1Q23 2020 2021 2022 Source: Company information. 1. Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per day of 50 (for the ultra-fast charging 12 pole

Guidance 1 Reiterating Full Year 2023 Guidance Total energy sold: 215 GWh – 225 GWh Revenue: €180 million – €220 million Operational EBITDA: €30 million – €40 million 1. Guidance as of June 5, 2023 13

Appendix Financial Statements Reconciliation 14

Reconciliation of Non-IFRS Financial Measures (in €mm) (unaudited) 1Q 2022 2022 2021 2020 2019 1Q 2023 Loss for the period (319.4) (43.4) (43.1) (13.2) (351.0) (305.3) Income tax 0.6 0.4 (0.7) 0.3 0.5 0.2 Finance costs 15.4 11.3 5.9 (10.3) 8.1 117.9 Amortization and impairments of intangible assets 2.7 3.7 2.3 1.0 0.8 3.7 Depreciation and impairments of right-of-use assets 6.7 3.4 1.8 1.3 1.5 1.4 Depreciation, impairments and reversal of impairments of 5.6 4.8 4.7 5.2 2.0 16.7 property, plant and equipment EBITDA (292.2) (22.5) (28.6) (287.8) 3.0 (228.5) Fair value gains / (losses) on derivatives (purchase options) (2.9) - - - (5.3) (3.9) Share-based payment expenses 258.1 291.8 7.1 - 3.5 231.0 Transaction costs 11.8 - - 8.9 0.1 4.2 Bonus payments to consultants 0.6 - - - - - Lease buyouts - 0.1 - - - - Business optimization costs - 1.8 0.8 26.5 2.2 - Reorganization and Severance 0.1 3.8 - - - 0.5 Operational EBITDA 9.2 (9.7) (27.8) 8.9 1.5 2.3 Cash generated from operations (108.3) (9.2) (34.4) (56.9) Capital expenditures (27.1) (15.6) (18.4) (17.0) Proceeds from investment grants 0.5 1.7 3.2 3.3 Free cash flow (134.9) (23.1) (49.6) (70.6) 15

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